SEC FILE NUMBER 001-08303
CUSIP NUMBER 406364406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form N-SAR
For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
The Hallwood Group Incorporated

Full Name of Registrant

Former Name if Applicable
3710 Rawlins, Suite 1500

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75219

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
The registrant is not able, without unreasonable effort, to provide within the prescribed time period the information required for the disclosure and valuation of approximately $7,500,000 in face value of short-term investments held by its Brookwood Companies subsidiary that are not classified as cash or cash equivalents. The registrant does not anticipate that the treatment of these investments will impact revenues or gross profit margins. The registrant also believes that the treatment of these investments will result in a classification from cash and cash equivalents to short-term investments and does not believe at this time that the treatment of these investments will materially affect net income, but cannot assure that there will be no material effect until the valuation of these items is completed.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Richard Kelley	(214)	528-5588
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes ☑ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
For the years ended December 21, 2010 and 2009, revenues were $168.4 million and $179.6 million, respectively. For the quarters ended December 31, 2010 and 2009, revenues were $36.5 million and $51.4 million, respectively. The lower revenues were principally due to reduced sales of specialty fabric to U.S. military subcontractors, which are cyclical in nature, as a result of reduced orders from the military to Brookwood’s customers. The gross profit margin was 25.2% in 2010 versus 28.3% in 2009. The lower margin was principally attributable to the lower sales volume, changes in product mix and higher royalty costs, partially offset by manufacturing efficiencies.

The Hallwood Group Incorporated

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2011	By:	/s/ Richard Kelley
Richard Kelley
Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).